

August 16, 2011

Via Email
Guilbert Cuison
President
Business Outsourcing Services Inc.
1001 SW 5th Avenue, Suite 1100
Portland, OR 97204

> **Re: Business Outsourcing Services Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 15, 2011**
> **File No. 000-54329**

Dear Mr. Cuison:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Maryse Mills-Apenteng

　　　　　　　　　　　　　　　　Maryse Mills-Apenteng
　　　　　　　　　　　　　　　　Special Counsel

cc: Via Email
　　　　Cheryll June Calaguio, Esq.
　　　　Gersten Savage LLP